Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AlignerAi Inc.
3200 Mowry Drive, Suite A
Fremont, CA 94538
https://alignerai.com/

Up to $5,000,000.00 Convertible Promissory Note.
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AlignerAi Inc.
Address: 3200 Mowry Drive, Suite A, Fremont, CA 94538
State of Incorporation: DE
Date Incorporated: February 23, 2024

Terms:

Convertible Promissory Notes

Offering Minimum: $15,000.00 of Convertible Promissory Note.
Offering Maximum: $5,000,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: July 01, 2026
Valuation Cap: $10,000,000.00
Discount Rate: 25.0%
Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $350.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share.

Material Rights:

Please note in this offering you are purchasing into a Convertible Note which may convert in the future to Common Stock. When that conversion occurs, the Common Stock holds a voting proxy as detailed below.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum note interest offered subject to adjustment for bonus Interest. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

Loyalty Bonus

As you are an early Convertible Note Holder in AlignerAi, you are eligible for an 8% increase in the annual interest rate.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive a 10% increase in the annual interest rate

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive a 15% increase in the annual interest rate

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive a 20% increase in the annual interest rate

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive a 25% increase in the annual interest rate

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive a 30% increase in the annual interest rate

Flash Perk 1: Invest $5,000+ between Day 15 and 30 and receive a 10% increase in the annual interest rate

Flash Perk 2: Invest $5,000+ between Day 31 and Day 60 and receive a 10% increase in the annual interest rate

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive an 8% increase in the annual interest rate

Tier 2 Perk: Invest $10,000+ and receive a 10% increase in the annual interest rate

Tier 3 Perk: Invest $20,000+ and receive a 12% increase in the annual interest rate

Tier 4 Perk: Invest $50,000+ and receive a 15% increase in the annual interest rate

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus interest perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus interest perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AlignerAi will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

AlignerAi, headquartered in Fremont, California, is a company specializing in the development and distribution of advanced dental aligner technology. The company's product line includes a variety of patented and patent-pending innovations such as the Pre-Fillable Engager Template and IntelliTrack AI system, designed to improve the efficiency and outcomes of orthodontic treatments. AlignerAi focuses on leveraging artificial intelligence to provide real-time treatment tracking and management solutions, aiming to enhance dental care practices and patient experiences globally. This technological focus positions AlignerAi to potentially capitalize on the expanding market for dental aligners, driven by its commitment to innovation in dental therapy solutions.

Business Model

Our Business Model is to sell directly to Dentists through a leveraged partnership with a current Dental Distribution company - 1,000 sales reps servicing around 120,000 Dentists across the USA. The MSRP of our AlignerAi toolkit will be $1995 including all tools, monitoring and management with full-case aligners. There will be discounts for bulk and early uptake. We believe the actual MSRP over time will drop through these discounts and promo codes to around $1550.

We ask dentists to first try the product. Then buy in kits of 3 at a discount. Because we are direct to Dentist and do not advertise to the general public our outreach costs are low and occur through sales.

Corporate Structure

Aligner AI, Inc., is a Delaware corporation, that wholly owns (1) AlignerAI IP Holdings, LLC, a newly formed California limited liability company, and (2) AlignerAI LLC, a California limited liability company, formerly Bruxgard, Inc., which converted to an LLC on June 20, 2024.

Competitors and Industry

Competitors

The aligner industry features a variety of competitors, ranging from established brands to smaller entities, all targeting dental professionals. Unlike many competitors, AlignerAi differentiates itself by offering proprietary, patent-pending technologies. This capability not only positions the company as a direct provider of aligner therapy solutions but also as a potential white-label technology supplier to existing brands in the market.

One competitor, Invisalign, has done a lot to bring knowledge to a growing marketplace. However, Invisalign does not offer our tools or a managed and monitored treatment program.

Industry

The Aligner Industry is currently a $5 billion industry that is expected to raise to $25 billion by 2030 at CAR of 30%.

Source: https://www.grandviewresearch.com/industry-analysis/clear-aligners-market

Current Stage and Roadmap

Current Stage

AlignerAi has been in development for over 12 months by a team of experienced StartUP Entrepreneurs - AI and Product Technology - Dentists and Orthodontists including Digital Dental Software - Dental Medical Devices and Best Practice Therapy outcomes.

Each of the products designed and developed by the team provide solutions for common dental Aligner therapy problems. These are problems that affect most aligner therapy programs.

AlignerAi offers a diverse array of innovative products designed to revolutionize dental aligner therapy through advanced AI technology and patent-pending innovations. Here's a detailed look at each of their main products:

Pre-Fillable Engager Template: This technology drastically simplifies the process of attaching engagers by using a template that allows all engagers to be attached at once, saving time and enhancing accuracy (AlignerAI).

IntelliTrack AI: This platform uses AI to track and match the progress of aligner therapy with the prescribed treatment, ensuring any deviations are promptly addressed and managed (AlignerAI).

AI App: Enhances patient engagement through a mobile application that gamifies the treatment process, making it interactive and monitoring therapy through simple image captures (AlignerAI).

vBite: An electronic device for precise bite registration, helping in capturing detailed bite data throughout the treatment process (AlignerAI).

QuikEval Software: This proprietary software assesses treatment progress and efficacy, integrating seamlessly with other AlignerAi technologies to provide comprehensive treatment management (AlignerAI).

TrackRX Report: Provides real-time data reporting to dental professionals, enhancing the ability to make informed decisions during the treatment process (AlignerAI).

Real-Time Aligners: These aligners are delivered in stages, adapted to the real-time progress and needs of the treatment, ensuring continuous optimization (AlignerAI).

BruxGard: Specifically designed to address Bruxism, this solution integrates with the overall treatment to provide relief and protection for patients experiencing teeth grinding (AlignerAI).

These products collectively represent AlignerAi's commitment to advancing dental care through technology, focusing on efficiency, real-time management, and improved patient outcomes.

FDA Process Statuses

The Company is applying for FDA 510(k) Clearances.

#1 - PreFill Engager Template. This has already been developed for FDA application and we are ready to launch that application within the next 6 weeks. It has substantial equivalency to current products in the market with existing 510(k) Clearances. We expect a turnaround of 120 days. The prototypes are developed.

#2 PiezoBite Registration Wafer. The application has begun and will have this developed FDA program ready within 30 days. It also has substantial equivalency for a 120-day turnaround - We are in in-house Beta Testing and expect that to be finalized July 1 for FDA Application August 1. The prototypes are developed.

#3 AI App is a SaMD device application. We have the final HIPAA and relevant Design History being finalized for FDA application. We expect this to be a substantially equivalent device application and is expected to be lodged on August 1 for a 120-day turnaround. Each of these applications based on their initial application is a 3-month turnaround and if there are Office Actions for further information it will not stop us from being able to Beta Test them (with appropriate QSM Management before approval. We expect approvals to be available in 2024 for a forecasted February 2025 launch.

#4 vBite electronic sensor is predicated on existing substantial equivalency and we are waiting for the prototype by August 1 for final FDA Application in September 2024. This is not an urgent requirement for launch but we expect it to be within the same 120-day turnaround for Clearance.

Future Roadmap

The Company's plan over the next five years is in several stages. In making these estimates, we are assuming our MSRP for our product will be $1,799 under competitor's MSRP and our average price with bulk discounts would be $1,499. Our cost of goods sold would be approximately $580 and our commissions per sale would be $175.

Year One + Pre-Sales Plan: After beta testing, we plan to roll out our product(s) to roughly 220 Dentists through our Distribution Partners (to be announced) where we will raise $3.5M from Pre-Sales. We plan to fund our next round from sales and not equity share dilution. Our pre-sales estimates would be at our MSRP price of $1,799. By year one, we plan to have 220 Dentists using AlignerAi for their Aligner therapy and we expect to sell roughly 5,490 kits over that first year with revenues of $8.2M. This will require a cost of goods sold of $2,2582,745, wages and salaries of $2,561,083 and after-tax $1,590,147 in revenue.

Year Two Estimate: By the end of year two, we anticipate having secured 1,332 Dentists, and roughly 33,308 units sold which would equate to $49,928,813 gross revenue. Our Costs of goods sold would greatly increase compared to year 1 at $15,668,121 and our operating expenses would increase to $6,532,102 from $482,461 in year 1. We expect this to net after-tax $16.3M.

Year Three Estimate: By the end of year three, we anticipate having secured 4,685 Dentists, and roughly 117,125 units sold which would equate to $175,591,194 gross revenue. Our Costs of goods sold would greatly increase compared to year 2 at $55M and our operating expenses would stay flat at $6M compared to year 2. We expect this to net after-tax $74M.

We will continue to focus on Dentist treatment only and not deliver to the general public. We cannot achieve any of the above unless we finalize FDA approval. Our FDA specialists state that we have roughly $30-50k in costs associated with our FDA applications per device. This roughly will cost the company anywhere from $120,000 - $200,000.

Our dentist growth assumptions are based on publicly available data and industry specifics. Dentistry IQ identified that about half of General Dentists provide clear Aligner Therapy to patients. There are around 159K General Dentists in the USA, so according to Dental IQ, nearly 80K provide Aligner Therapy. According to Dr Anil and Dr Fay, an average Dentist or Orthodontist will have around 4 new Aligner patients a month and some of them only provide Aligner Therapy and can service up to 10 Patients a week. Our calculations are based on 25 Aligner Therapy Patients per month. One every two weeks.

We understand the value of leveraged relationships for sales. The Dental Industry has several large distribution networks including Patterson - Dental Products - Henry Schein servicing 190 Countries - Pearson - Benco - Lang - Darby. We plan to have a partnership in place once we finalize our FDA process and are in discussions now. Each of these companies has large distributions and trusted leveraged relationships. We do not have to market directly to Dentists but use the existing channels for direct placement of product. Our model for Commissions is a per-unit model for each group meaning, the more product they can sell the ore money they make and we have allowed up to $175 per unit sold. This means an average sale per year by a Distributor is 25 x $175 or $4,375 in commissions. At this stage commissions include the cost of collateral and training - education and management. There is also up to $225 in product discounts available to a Dentist to sway purchase. Our marketing costs relate to commissions and also a small amount to provide the collateral to the Distribution companies.

The above revenue assumptions for these 3 years are future projections and are not guaranteed. Please review our forward-looking legend below and our Risk Factors section regarding the risk of future projection statements.

Forward-Looking Information Legend:

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Anil Chowdhary

Anil Chowdhary's current primary role is with All Care Dental. Anil Chowdhary currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member
  Dates of Service: October, 2023 - Present
  Responsibilities: Anil is the founder and CEO of AlignerAi. Anil does not currently receive compensation, but plans to in the future. He owns 100% of the Company's equity. Anil currently works full time as a practicing dentist at his Fremont practice, All Care Dental. His practice will become the test and beta facility for products and treatments in September 2024. He will continue in Dental Management of AlignerAI cases and over see Dentist training and education and development. Prior to the products formal expected launch in 2025, the Company expects for Dr. Chowdhary to move to the Executive Chariman role and then the company plans to hire a full time industry CEO to lead the business.

Other business experience in the past three years:

- Employer: All Care Dental
  Title: Chief Executive Officer
  Dates of Service: May, 2014 - Present
  Responsibilities: Anil is a dentist and owner of the dental practice, All Care Dental.

Name: Nidhi Brahmbhatt

Nidhi Brahmbhatt's current primary role is with Nayla Dental Consulting/Management LLC. Nidhi Brahmbhatt currently services 20 - 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Dental Insurance, Board Member
  Dates of Service: September, 2023 - Present
  Responsibilities: Nidhi is a liaison between dentists and the company in order to help both parties effectively benefit. She does not currently receive compensation.

Other business experience in the past three years:

- Employer: Nayla Dental Consulting/Management LLC
  Title: Chief Executive Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: Nidhi handles all main operations, including paying employees. Handling all offices and tasks.

Name: Dr. William Fay, DDS

Dr. William Fay, DDS's current primary role is with Private Practice, William Fay Orthodontist in South San Francisco. Dr. William Fay, DDS currently services Consultancy basis as required hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP - Orthodontics
  Dates of Service: January, 2024 - Present
  Responsibilities: Dr. Fay supervises Orthodontic processes for patients using Aligner Ai ensuring Quality and Treatment controls. He does not receive compensation.

Other business experience in the past three years:

- Employer: Private Practice, William Fay Orthodontist in South San Francisco
  Title: Orthodontist
  Dates of Service: January, 1990 - Present
  Responsibilities: Owner and main Orthodontist.

Name: Muhammad Arsalan

Muhammad Arsalan's current primary role is with O16 Labs. Muhammad Arsalan currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional CTO, Computer Scientist (Part-Time)
  Dates of Service: December, 2023 - Present
  Responsibilities: Muhammad oversees the technical side, architecture and implementation. He received annual payment of $75,000 per a contracted consultancy agreement.

Other business experience in the past three years:

- Employer: O16 Labs
  Title: Technical Consultant
  Dates of Service: December, 2011 - Present
  Responsibilities: Muhammad is a consultant for O16 Labs.

Name: Koushik Chandan

Koushik Chandan's current primary role is with ProService Hawaii . Koushik Chandan currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional CFO
  Dates of Service: August, 2024 - Present
  Responsibilities: Koushik is responsible for budgeting , forecasting, raising capital, and valuation. He receives a monthly salary of $1,800.

Other business experience in the past three years:

- Employer: ProService Hawaii
  Title: Group CFO
  Dates of Service: September, 2022 - Present
  Responsibilities: Establish and exceed strategic growth goals, oversee accounting, finance, human resources and IT.

Other business experience in the past three years:

- Employer: Ingenium Elephas Solutions
  Title: Managing Partner
  Dates of Service: January, 2022 - Present
  Responsibilities: Sole Owner of consulting firm to assist start-ups and small cap companies to scale through capital raises and fractional CFO engagements.

Other business experience in the past three years:

- Employer: Sun Auto Tire & Service
  Title: VP Corporate Finance & Strategy
  Dates of Service: March, 2021 - September, 2022
  Responsibilities: Facilitated company growth from 170 locations to over 350 in Q3 & Q4 FY '21 by leading M&A diligence and creating Pro-Forma operating budgets for all entities during integration leading into FY' 22. Financial business partner to 6 Regional VPs to measure KPI variances to budget vs. actual and report on operational improvements and increasing market performance.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When

such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
AlignerAi Inc. was formed on February 23, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AlignerAi Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that AlignerAi is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is

important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely

affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company's CEO does not currently receive a salary for his role and splits his time with his primary role at his Dental Practice.

AlignerAI is an early-stage company that does not currently generate revenue. Accordingly, the CEO does not currently receive a salary for his work. Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company plans to provide a salary to the CEO in the future once further fundraising and developments in the products have continued. Anil currently works full-time as a practicing dentist at his Fremont practice, All Care Dental. His practice will become the test and beta facility for products and treatments in September 2024. He will continue in Dental Management of AlignerAI cases and oversee Dentist training and education and development. Prior to the products formal expected launch in 2025, the Company expects for Dr. Chowdhary to move to the Executive Chariman role and then the company plans to hire a full time industry CEO to lead the business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anil Chowdhary	10,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, and Convertible Note - Series 2024 - CF.

Common Stock

The amount of security authorized is 14,300,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Please note in this offering you are purchasing into a Convertible Note which may convert in the future to Common Stock. When that conversion occurs, the Common Stock holds a voting proxy as detailed below.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $287,500.00
Maturity Date: December 01, 2026
Interest Rate: 7.5%
Discount Rate: 30.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: $2M fundraise

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note - Series 2024 - CF

The security will convert into Common stock and the terms of the Convertible Note - Series 2024 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: July 01, 2026
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing of $1,000,000

Material Rights

Please review the full Convertible Note attached as Exhibit F to these offering materials.

The Conversion and Maturity sections are provided below.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 75% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a convertible note holder of the company, you will have no voting rights.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $287,500.00
  Use of proceeds: Development
  Date: June 01, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate for three months without additional funding from the StartEngine Reg CF raise. However, we have also contemplated other sources of funding.

Foreseeable major expenses based on projections:

FDA Process

The costs associated with the FDA process are as follows:

#1 Registration and listing as a manufacturer

AlignerAi will register with the FDA costing $7,653 annually - this is a listing process only;

#2 FDA Costs of Application

The average cost of 510k Clearance is $20,000 - $30,000 plus FDA Device Review $4,967 for each device.

Source: https://510kfda.com/pages/fda-510k-costs#:~:text=How%20Much%20Does%20a%20FDA,actual%20FDA%20510k%20submission%20process

If you add to that Office Actions which may arise for further qualifying questions it would push it closer to $30K. As a company, we expect anywhere from 30-50k for each device because there are costs on our side for providing that including some lab and Beta Testing costs.

We have 4 devices that would go through this process. Our products are Pre-Fill Aligner Engager Template - PiezoBite Bite Registration Wafer - vBite Sensor - AI App.

Manufacturing Process

We foresee scaling up manufacturing to be a major expense.

We can only sell what we make. We only have manufacturing expenses on sales – when dentists buy our products. Our original estimate on costs of goods sold for PiezoBite is $1 wafer with 10 wafers a kit. vBite production costs will be $265 with replacement sensors being $35.

With manufacturing comes the ability to push sales to new dentists and locations. Our launch will be locally – regionally – city and state – in that order. Our manufacturing is a well-identified process and there are reliable equipment vendors to help us start and scale.

Future operational challenges:

Manufacturing to scale and executing on our overcommitment to service are the two main operational challenges we forsee.

We aim to focus on delivering well made products with an overcommitment on service to dentists and patients. Manufacturing to scale is always a challenge and we are in the process of instigating Regulatory and Quality Management Systems to ensure compliance and best industry practice. We see managing and maintaining user satisfaction and product efficacy as key to overcoming product and service problems. We are aware of industry players who can decide to provide similar products and services, however this is without friction with their current products and delivery. We hope that our IP and pending patents will provide protection and a single market provider benefit.

Future challenges related to capital resources:

Our biggest challenged related to capital resources will be facilitating pre-sales.

The dental market is about pre-sales, discounts and bulk orders. We will pursue pre-sales of our products to dentists leading up to our formal launch. We see this as a viable method to raise funds through sales. With a distribution partner, our expenses are largely related to sales.

Future milestones and events:

Our future milestones relate to scale. This will require capital for growth. We aim to grow our business by participating dental partners who will deliver our products to their patients. Over the next 5 years our goals are to have up to 25,000 dentist partners using AlignerAi and providing the product to their patients.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Comapny has $100,000 cash on hand. We have also had offers from our bank for a line of credit opportunity.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. However, these funds will significantly boost our financial resources.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 98% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. However, we have other means of capital should this Reg CF campaign fall short of our goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for three months. This is based on a current monthly burn rate of $25k - $35k for expenses related to the product roll out and launch.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on an anticipated monthly burn rate of $25k - $35k for expenses related to our product presales and launch.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital to fund its growth and development and will seek out funding on an as-needed basis.

Indebtedness

- Creditor: Note Holders
  Amount Owed: $287,500.00
  Interest Rate: 7.5%
  Maturity Date: December 01, 2026
  Discount rate of 30% and valuation cap of $10,000,000.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $10,000,000.00

Valuation Cap Details: The company based in valuation cap on an analysis of the business over the next two years. They took into account (a) the industry and the solution they have created to an industry wide problem, (b) the value of already sourcing their team to create and develop the product, (c) the IP that would create the products and tools, (d) development of partnerships with vendors and distributors, (e) and the revenue potential based on the industry. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $287,500 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  8.0%
  We plan to commit funds to market the Regulation CF offering.

- Prototype Completion
  10.0%
  We plan to allocated funds towards the building of the PiezoGum paddle, delivery of the first Beta, and the launch of PiezoGum. Similarly, we will allocate funds for the full launch, delivery of product, and inventory for vBite.

- App Finalization Development
  10.0%
  We plan to allocate funds for the application development.

- Beta Testing
  17.0%
  We plan to roll out to 100 Dentists and up to 500 Patients for our initial 3-month program.

- FDA Finalization
  10.0%
  We plan to allocate funds for the costs of FDA consultancy and FDA applications.

- Patent Finalization
  10.0%
  We plan to allocated funds for patent prosecution and trademark costs.

- Company Employment
  22.0%
  We plan to hire an FDA Regulatory in-house Manager and a Design and Product Manager to ensure QA and QSM processes.

- Preparation for formal Roll-Out and Pre-Sales
  7.5%
  We plan to prepare collateral and training for our Pre-Sales rollout.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://alignerai.com/ (www.alignerai.com/annualreport).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/alignerai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR AlignerAi Inc.

[See attached]



AlignerAI Inc.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

As of Inception – February 23, 2024

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: AlignerAi Inc. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of inception – February 23, 2024, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of inception – February 23, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter on a Predecessor Entity:

AlignerAi Inc was incorporated on February 23, 2023 in Delaware state. BruxGard Inc., formed on August 29, 2023, will be transferring all its interests to AlignerAi, Inc. AlignerAi, Inc. will conduct a regulation crowdfunding raise in 2024.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 7, 2024

ALIGNERAI INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Financial Statements

	As of Inception February 23, 2024
ASSETS	
Current Assets:	
Cash & cash equivalents	-
Total Current Assets	-
Non-Current Assets:	
Other Current Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	-
Total Current Liabilities	-
Non-Current Liabilities:	
Convertible Notes Payable	-
Total Non-Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Capital Stock	-
Additional Paid In Capital	-
Accumulated Deficit	-
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

ALIGNERAI INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Financial Statements

	Inception February 23, 2024
Revenue	-
Cost of Goods Sold	-
Gross Profit	-
Operating Expenses	-
General and Administrative	-
Total Operating Expenses	-
Total Loss from Operations	-
Earnings Before Income Taxes, Depreciation, and Amortization	-
Depreciation Expense	-
Amortization Expense	-
Net Loss	-

ALIGNERAI INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Financial Statements

	Inception February 23, 2024
OPERATING ACTIVITIES	
Net Loss	-
Net Cash used in Operating Activities	-
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	-
Convertible Notes Payable	-
Common Stock	-
Net Cash provided by Financing Activities	-
Cash at the beginning of period	-
Net Cash increase for period	-
Cash at end of period	-

ALIGNERAI INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Financial Statements

| | Common Stock | | | | |
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-
Inception – February 23, 2024	-	-	-	-	-

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AlignerAI Inc. ("the Company") was formed in Delaware on February 23, 2024. The Company has developed class two dental products to assist dentists worldwide in delivering a high standard of care, aiming for more predictable and reliable therapy outcomes. The Company plans to generate revenue using patent pending-pending tools, including an AI platform that employs image and data analysis to evaluate patient aligner therapy outcome. The Company's headquarters is in Fremont, California. The Company's customers are located initially in the USA.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time.   Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of inception.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by selling therapy kits to professional dentists, and associated products through the AlignerAi Shop. The Company's payments are generally collected at the time of purchase order. The Company's primary performance obligation is to produce aligners based on the patient scan and treatment plan and revenue is recognized as performance obligations are satisfied.

In addition, the Company also generates revenue from its bruxism detection and treatment program. The Company's payments are generally collected at the initiation of the service. The Company's performance obligation is to provide access and support of the application and revenue is recognized as performance obligations are satisfied.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $1 per share. No shares were issued and outstanding as of inception- February 23, 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 7, 2024, the date these financial statements were available to be issued.

In the near future, the Company's predecessor, BruxGard Inc. intends to transfer all its interest to AlignerAi, Inc.

BruxGard Inc.
(the "Company")
a California Corporation

Financial Statements with Independent Auditor's Report

As of inception (August 29, 2023) – March 31, 2024

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: BruxGard Inc. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of inception – February 23, 2024, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of inception – February 23, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter on a Successor Entity:

AlignerAi Inc. was incorporated on February 23, 2023 in Delaware state. BruxGard Inc. will be transferring all its interests to AlignerAi, Inc. AlignerAi Inc. will conduct a regulation crowdfunding raise in 2024.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 7, 2024

BRUXGARD INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Financial Statements

	As of Inception - March 31, 2024
ASSETS	
Current Assets:	
Cash & cash equivalents	114,642
Total Current Assets	114,642
Non-Current Assets:	
Other Current Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	**114,642**
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	-
Current portion of convertible notes payable	151,961
Total Current Liabilities	151,961
Non-Current Liabilities:	
Non-current portion of convertible notes payable	35,539
Total Non-Current Liabilities	35,539
TOTAL LIABILITIES	187,500
EQUITY	
Capital Stock	2,000
Additional Paid In Capital	-
Accumulated Deficit	(74,858)
TOTAL EQUITY	(72,858)
TOTAL LIABILITIES AND EQUITY	**114,642**

BRUXGARD INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Financial Statements

	Inception – March 31, 2024
Revenue	-
Cost of Goods Sold	-
Gross Profit	-
Operating Expenses	-
General and Administrative	74,858
Total Operating Expenses	74,858
Total Loss from Operations	(74,858)
Earnings Before Income Taxes, Depreciation, and Amortization	(74,858)
Depreciation Expense	-
Amortization Expense	-
Net Loss	(74,858)

BRUXGARD INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Financial Statements

	Inception - March 31, 2024
OPERATING ACTIVITIES	
Net Loss	(74,858)
Net Cash used in Operating Activities	(74,858)
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Convertible Notes Payable	187,500
Common Stock	2,000
Net Cash provided by Financing Activities	189,500
Cash at the beginning of period	-
Net Cash increase for period	114,642
Cash at end of period	114,642

BRUXGARD INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Financial Statements

| | Common Stock | | | | |
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Issuance of Common Stock	2,000	2,000	-	-	2,000
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(74,858)	(74,858)
March 31, 2024	-	-	-	(74,858)	(72,858)

BruxGard Inc.
Notes to the Financial Statements
As of Inception – March 31, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

BruxGard Inc. ("the Company") was formed in California on August 29, 2023. The Company has developed class two dental products to assist dentists worldwide in delivering a high standard of care, aiming for more predictable and reliable therapy outcomes. The Company plans to generate revenue using patent pending-pending tools, including an AI platform that employs image and data analysis to evaluate patient aligner therapy outcome. The Company's headquarters is in Fremont, California. The Company's customers are located initially in the USA.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market

Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of inception.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $114,642 in cash as of March 31, 2024.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by selling therapy kits to professional dentists, and associated products through the AlignerAi Shop. The Company's payments are generally collected at the time of purchase order. The Company's primary performance obligation is to produce aligners based on the patient scan and treatment plan and revenue is recognized as performance obligations are satisfied.

In addition, the Company also generates revenue from its bruxism detection and treatment program. The Company's payments are generally collected at the initiation of the service. The Company's performance obligation is to provide access and support of the application and revenue is recognized as performance obligations are satisfied.

General and Administrative

General and administrative expenses consist of consultancy, marketing, travel, accommodation, transportation, parking, research and development costs, bank fees, and other administrative expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 7.5% per annum. The principal amount, together with the accrued interest, shall become due and payable on the eighteenth-month anniversary of the note, unless prior to such time, the note has been converted automatically into shares, with maturity dates falling within the year 2025. The notes are convertible into shares of the Company's common stock during a change of control or qualified financing event.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Inception – March 31, 2024			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes Payable	50,000	7.5%	2025	50,000	-	50,000	-
	25,000	7.5%	2025	18,750	6,250	25,000	-
	25,000	7.5%	2025	18,750	6,250	25,000	-
	25,000	7.5%	2025	17,647	7,353	25,000	-
	25,000	7.5%	2025	17,647	7,353	25,000	-
	25,000	7.5%	2025	16,667	8,333	25,000	-
	12,500	7.5%	2025	12,500	-	12,500	-
Total	187,500			151,961	35,539	187,500	-

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2024	-
2025	187,500
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with no par value. 2,000 shares were issued and outstanding as of inception- March 31, 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 7, 2024, the date these financial statements were available to be issued.

The Company plans to transfer all its interest to its successor entity, AlignerAi, Inc. in the near future.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

Add to Watchlist

Log In

GET A PIECE OF ALIGNERAI

Revolutionary Aligner Technology™

AlignerAi is an AI platform and treatment technology company focused on Aligner Therapy. Developed by dentists for dentists, AlignerAi aims to deliver better outcomes for dentists and patients by reducing the number of chair visits, revisions, and aligner trays needed, th...

Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



AlignerAi
Celebrate Your Smile™
*Products shown above are computer-generated demo versions. The product is still currently under development and is not yet available on the market.

$123,082.20 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Invest Now
8.0% Interest Rate

RAISED	INVESTORS
$123,082.20	26
MIN INVEST	VALUATION CAP
$350	$10M

REASONS TO INVEST

AlignerAi is introducing a revolutionary AI-powered treatment program, seeking to reduce aligner treatment time, patient aligner burnout & therapy-induced problems to provide reliable & measurable results.

 The Clear Aligner Market was valued at $5.13B in 2023, projected to grow at a 30.7% CAGR from 2024-2030. While several well-known Aligner Therapy brands exist, none of them have our patent-pending solutions.

 We're finalizing prototypes & plan to begin in-house beta testing in June '24. With $287K+ in funding & strong interest from industry leaders, we believe AlignerAi offers a superior solution to current industry challenges.

TEAM



Dr. Anil Chowdhary, DMD • CEO & Founder (Part-Time)

General Dentist with Fellowship in Orthodontics, Experience of 10 years in Aligner Therapy and 14 years in General Dentistry. Graduated with honors from Temple University School of Medicine, 2007. Passionate about discovering new technologies ...

Read More





Koushik Chandan • Fractional CFO

Koushik is a Seasoned Financial Executive for Private Equity, fueling exponential growth through innovative go-to-market models, and strategic efficiencies in scale + margin optimization.





Dr. William FAY, DDS • VP Orthodontics

Over 30 years' experience specializing in Orthodontics, Guggenheim Scholarship, UC Berkeley Pre-Dental studies, DDS University of Detroit School of Dentistry, Air Force Veteran.



Show More

THE PITCH

Raising the Standard of Care



Revolutionary Aligner Technology™

One of the first real-time AI Driven Aligner Monitoring and Management Technologies in over 20 years

Developed by a team of AI and product technology experts, dentists, and orthodontists, AlignerAi addresses common dental aligner therapy problems. Our platform seeks to enhance treatment predictability and reliability through continuous monitoring and management, reducing treatment time, patient burnout, and therapy-related issues.

AlignerAi's business model ensures regular monitoring of patient's progress, providing frequent updates and early detection of issues, thereby saving dentist chair time and reducing costs. Unlike other well-known aligner brands, AlignerAi offers unique patent-pending solutions that we believe can significantly improve therapy outcomes.



"Working with numerous clear aligner companies, and hundreds of patients, I realized that most treatments were unsuccessful, and many patients ended up in brackets and wires. Many patients had to come back for more scans and treatment modification. I knew I had to fix this, and I believe I have with AlignerAi."

Dr Anil Chowdhary, DMD

The above testimonial may not be representative of the opinions of other medical experts and is not a guarantee of future performance or success.

As the aligner industry grows, AlignerAi's revolutionary program is changing the standard of care, offering more predictable and more reliable outcomes resulting in a better experience for both dentists and patients.

THE PROBLEM & OUR SOLUTION

Transforming Aligner Therapy with AI-Driven Solutions for Better Outcomes

At AlignerAi, we recognize the aligner therapy industry's high failure rate, with less than 50% success and only 6% completing without revisions.[1] Many patients end up with traditional braces after two years and numerous aligner trays.

Plus, current aligner vendors rely on outdated principles: better plastics, cheaper products, and patient-initiated complaints. These ineffective methods can lead to dentist frustration and patient dissatisfaction. The standard practice of infrequent dentist visits and patient-submitted selfies fails to monitor progress effectively. Consequently, 74% of patients experience unplanned therapy-induced issues, such as molar intrusion, and 25.7% suffer from aligner burnout.[2,3]



Source / *Source* / *Source* / *Source*

The industry needs better detection and monitoring throughout treatment to ensure reliable outcomes. Enhanced monitoring during and after therapy is crucial for preventing off-track progress and ensuring long-term success.

AlignerAi addresses these critical issues with effective monitoring and AI-driven solutions. Our platform aims to reduce revisions, cut dentist visits by up to 3.5 times, and shorten therapy times and aligner tray usage. By detecting issues early, we believe we can reduce therapy-induced problems, lower costs, and increase revenue for dentists by ensuring more reliable outcomes.

Our Technology



PreFill™
Multiple Engager Template



PiezoBite™
Bite Registration Wafer



vBite™
Virtual Bite Registration



IntelliTrack™
Tool Management Platform



AlignerAi



RealTIME

Patient App
Aligner™

**The images above are computer-generated demo versions of a future product. The product is still currently under development and is not yet available on the market.*

AlignerAi offers a comprehensive toolkit of Aligner Therapy products managed by an AI platform:

- **PreFillable Engager Template** – Our patent-pending template allows aligner engagers to be fitted in a single action, eliminating the need for clinic-based filling.
- **Patient-Facing App** – Our real-time tracking analysis software manages patient treatment from start to finish and beyond. The app scans 'Intellitrack' images, assesses changes, and overlays each scan on a treatment platform to show progress. Tracking reports throughout keep dentists informed. We promote app use with gamification, providing prompts and rewards for interaction.
- **vBite™ Electronic Bite Registration Tool** – Our patent-pending vBite tool captures accurate bite registrations, matching the data against prescription software.
- **AI-Driven Data Analysis** – The app analyzes bite registration data and collects patient feedback on aligner comfort and fit. If a patient deviates from the prescription, the dentist is alerted for further scanning. Our software engages the original prescription for potential adjustments.

THE MARKET & OUR TRACTION

Capturing the Future of Aligner Therapy

The current aligner therapy market is competitive, with established brands and new entrants vying for dentist adoption. The global market was valued at $5.13 billion in 2023, with expectations to reach over $32+ billion by 2030, growing at an impressive 30.7% CAGR from 2024 to 2030.[4]




Addressing the Gaps in a Rapidly Expanding Industry

Aligner Industry Projected Reach

$32B+
2030

$5B+
Current

30.7%
CAGR

AlignerAi operates under a B2B model, initially targeting the California market. We are applying for FDA 510(k) clearance in the U.S. and CE listing in Europe as Class II product manufacturers. Our innovative solutions have attracted keen interest and investment from industry professionals as well as $287,500 from dental colleagues in current funding so far.

We are in early-stage discussions with a dental distributor for a partnership, enabling us to cross-promote AlignerAi to a vast network of dental professionals.



More predictable and more reliable outcomes

$287.5K in funding

4 Patents pending

In discussions with a dental distributor
Leveraging their sales network to reduce acquisition costs and promote cross-sales

In Q3 of 2024, we plan to begin beta testing in California, aiming to partner with over 100 dentists. Eventually, our goal is to become the #1 Aligner Therapy product globally, providing a superior therapy monitoring tool for dentists, regardless of their aligner provider.

With four patents pending and a clear path to development, manufacturing and launch, we believe AlignerAi is poised to capture a significant share of this growing market.

WHY INVEST

Celebrate Your Smile™ with AlignerAi



Looking ahead, we see a clear pathway to delivering our product to a growing and waiting market. As we move into beta testing and the anticipated launch of our product by the end of 2024, we're offering an opportunity to get in on the ground floor of what we believe to be a game-changer for this industry.

We're not here just to sell aligners, we're here to change aligner therapy for the better. Help us revolutionize the way aligner therapy is provided for all.

Invest in AlignerAi today.

ABOUT

HEADQUARTERS

**3200 Mowry Drive, Suite A
Fremont, CA 94538**

WEBSITE

View Site ↗

AlignerAi is an AI platform and treatment technology company focused on Aligner Therapy. Developed by dentists for dentists, AlignerAi aims to deliver better outcomes for dentists and patients by reducing the number of chair visits, revisions, and aligner trays needed, thus shortening treatment timelines and reducing patient burnout. The company is currently pre-revenue.

TERMS

AlignerAi

Overview

INTEREST RATE
8.0%

VALUATION CAP ⓘ
$10M

MATURITY DATE ⓘ
Jul 1, 2026

FUNDING GOAL ⓘ
$15k - $5M

Breakdown

MIN INVESTMENT ⓘ
$350

OFFERING TYPE
Convertible Notes

DISCOUNT RATE ⓘ
25.0%

TYPE OF EQUITY
Common Stock

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

A convertible note offers you the right to receive Common Stock in AlignerAi. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $10,000,000.00 Valuation Cap or if less, then you will receive a 25.00% discount on the price the new investors are paying. You also receive 8.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Maximum note interest offered subject to adjustment for bonus Interest. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are an early Convertible Note Holder in AlignerAi, you are eligible for an 8% increase in the annual interest rate.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive a 10% increase in the annual interest rate

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive a 15% increase in the annual interest rate

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive a 20% increase in the annual interest rate

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive a 25% increase in the annual interest rate

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive a 30% increase in the annual interest rate

Flash Perk 1: Invest $5,000+ between Day 15 and 30 and receive a 10% increase in the annual interest rate

Flash Perk 2: Invest $5,000+ between Day 31 and Day 60 and receive a 10% increase in the annual interest rate

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive an 8% increase in the annual interest rate

Tier 2 Perk: Invest $10,000+ and receive a 10% increase in the annual interest rate

Tier 3 Perk: Invest $20,000+ and receive a 12% increase in the annual interest rate

Tier 4 Perk: Invest $50,000+ and receive a 15% increase in the annual interest rate

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus interest perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus interest perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

AlignerAi will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

ALL UPDATES

08.12.24

Watch How it Works - AlignerAi

">AlignerAi - How it Works - Video

08.11.24

When it comes to AlignerAi, it's a win-win

Removing the burden from the dentist while simultaneously helping the aligner patient. Does it get any better than that?

Our vBite™ and Intellitrack™ work together to track, monitor, and manage the aligner patient using our innovative AI-driven technology.

A recent update shows our COO Brad Duffy in Italy working with our partner Sensorprod to develop our vBite™ prototype.

INVEST NOW



08.08.24

Ciao! - AlignerAi vBite™ prototype arriving soon

ARRIVING SOON!

Our vBite™ prototype arrives any day from Italy! vBite™ and Intellitrack™ use our AI-driven technology to track, monitor and manage progress of aligner therapy patients remotely and in real time - removing the burden for dentists. No more STL scans, files and revisions or relying on patients to take photos of their teeth and send them in.



Our bite registration data allows us to match the patients' current therapy position with the original prescription software, providing early detection of therapy-induced problems as well as on-track/off-track treatment progress. This increases revenue for dentists and reduces time, pain and discomfort for patients.

THE BACK STORY

This spring our COO Brad Duffy traveled to Italy to forge a relationship with Sensorprod and their Biometric Engineer Founder, Gabriele Casadio. Having more in common than just sailing, Gabriele and Brad quickly went to work on the vBite™ prototype for AlignerAi.

Now, we are proud to announce it's been created and on the way! Ciao!

08.06.24

How AlignerAi is Transforming the Aligner Industry

AlignerAi is raising the standard of care by fixing a problem in the Clear Aligner Industry. If you have seen us say this before, then we're right on track! Join the crowd (or your dental colleagues) now by investing and be a part of something transformational that helps dentists and patients.



Invest Now

08.01.24

We're Over $100k!



REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into AlignerAi.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000

Flash Perk 2

Invest $5,000+ between Day 31 and Day 60 and receive a 10% increase in the annual interest rate

01	16	04	17
Days	Hours	Minutes	Seconds

Select

$5,000

Tier 1 Perk

Invest $5,000+ and receive an 8% increase in the annual interest rate

Select

$10,000

Tier 2 Perk

Invest $10,000+ and receive a 10% increase in the annual interest rate

Select

$20,000

Tier 3 Perk

Invest $20,000+ and receive a 12% increase in the annual interest rate

Select

$50,000

Tier 4 Perk

Invest $50,000+ and receive a 15% increase in the annual interest rate

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

Anil chowdhary
a month ago

Hi Jairus.
...
Show more

 0    0

Jairus McAllum
a month ago

Do you have an exit strategy like IPO or Buyout. And will that 8% convertible to company stock later on?

 0    0

Show More Comments

HOW INVESTING WORKS
Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?


REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!


SECURE
Your info is your info. We take pride in keeping it that way!


DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Get To Know Us

Our Team

Careers

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Need Help

Contact Us



Blog   Success Stories   Help Center

Partnerships

@ 2024 All Rights Reserved







Terms of Use   Privacy Policy   Disclaimer   Annual Reports   Form CRS   Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

ALIGNERAI IS A SOLUTION TO A LONG-STANDING ALIGNER THERAPY PROBLEM THAT AFFECTS MOST DENTIST AND PATIENTS, GLOBALLY.

AND IT'S IN AN INDUSTRY EXPECTED TO GROW BY OVER 700% TO MORE THAN 30 BILLION DOLLARS BY 2032, AND IS READY FOR DISRUPTION,

EVERY YEAR, MILLIONS OF PEOPLE CHOOSE ALIGNER THERAPY, HOPING FOR A GREAT SMILE.

AND THEY SPEND BILLIONS OF DOLLARS TO ACHIEVE THAT;

BUT, SOMETHING IS VERY WRONG. ALIGNER THERAPY ISN'T WORKING AS IT SHOULD, FOR THE PATIENT OR THE DENTIST;

JUST ASK ANYONE WHO HAS HAD IT.

SADLY, ONLY 6% OF PATIENTS COMPLETE THEIR TREATMENT SUCCESSFULLY WITHOUT ANY TREATMENT REVISIONS.

IMAGINE HAVING TO GO BACK TO THE DENTIST FIVE OR SIX MORE TIMES FOR TREATMENT REVISIONS, NEEDING DOZENS OF MORE

ALIGNERS AND MORE MONTHS OF TREATMENT TIME. THAT ALSO MEANS MORE CHAIR TIME FOR THE DENTIST.

74% SUFFER THERAPY INDUCED PROBLEMS AND AROUND 25% OF PATIENTS SUFFER THERAPY BURNOUT WHILE 17% STILL END UP IN WIRES AND BRACES.

NOTHING HAS CHANGED OVER THE LAST TWENTY YEARS. THE STANDARD OF CARE IS NOT WORKING.

DENTISTS ARE EXPECTED TO PERFORM MANY MORE SCANS AND TREATMENT REVISIONS THAN INTENDED AND PATIENTS ARE EXPECTED TO TAKE REPEATED PHOTOS OF THEIR TEETH AT HOME AND WORSE, WHEN THEY HAVE PROBLEMS, THEY NEED TO REMEMBER TO TELL THE DENTIST.

THIS CREATES CONFUSION FOR THE PATIENT AND THEY HAVE TO TAKE MORE TIME OFF FROM WORK OR SCHOOL.

IT'S INACCURATE ______ INCONVENIENT _____ AND EXPENSIVE

WITH NO ACCURATE REMOTE TRACKING AND MONITORING AND NO EARLY DETECTION OF PROBLEMS, THERAPY GOES OFF-TRACK QUICKLY FOR MOST ALIGNER PATIENTS.

MY NAME IS DR. ANIL CHOWDHARY, FOUNDER & CEO OF ALIGNERAI.

I'M A GENERAL DENTIST WITH A FELLOWSHIP IN ORTHODONTICS AND AN ALIGNER THERAPY SPECIALIST IN FREMONT, CALIFORNIA – JUST STEPS AWAY FROM SILICON VALLEY.

AFTER YEARS OF SEEING PATIENTS WITH THESE PROBLEMS, I KNEW THERE HAD TO BE A BETTER WAY.

I REALIZED WE COULD REVOLUTIONIZE THE ALIGNER INDUSTRY AND CHANGE THE STANDARD-OF-CARE BY USING AI TO DELIVER REAL-TIME REMOTE TRACKING AND MONITORING.

I PUT TOGETHER A TEAM OF EXPERIENCED DENTISTS, ORTHODONTISTS, SCIENTISTS, ENGINEERS AND ENTREPRENEURS WITH A GLOBAL FOOTPRINT TO CREATE AND REVOLUTIONIZE CLEAR ALIGNER THERAPY.

I AM DR WILLIAM FAY, AN ORTHODONTIST WITH MORE THAN 30 YEARS EXPERIENCE AND A SEPCIALIST IN ALIGNER THERAPY.

I KNOW THE PROBLEM THAT PATIENTS AND DENTISTS EXPERIENCE DURING ALIGNER THERAPY AND FOR MOST, IT'S NOT WORKING.

I INVESTED IN ALIGNERAI BECAUSE I KNOW THAT TRACKING AND MONITORING PATIENT PROGRESS, IS THE KEY TO SUCCESSFUL TREATMENT.

ALIGNERAI IS CHANGING THE STANDARD OF CARE FOR MILLIONS OF ALIGNER PATIENTS GLOBALLY.

ALIGNERAi AIMS TO DELIVER MORE PREDICTABLE AND MORE RELIABLE OUTCOMES WITH A COMPETITIVELY PRICED SOLUTION, ALLOWING THE DENTIST TO MONITOR PATIENT TREATMENT REMOTELY, IN REAL-TIME.

THIS IS A FIRST FOR PATIENTS AND DENTISTS AND IT WILL CHANGE THE STANDARD OF CARE IN CLEAR ALIGNER THERAPY.

WE HAVE SEVERAL REVOLUTIONARY PATENT PENDING PRODUCTS THAT INCLUDE:

A PREFILLABLE ALIGNER ENGAGER TEMPLATE THAT PROVIDES PROPERLY CONSTRUCTED ENGAGER ANCHORS ACROSS ALL TREATABLE TEETH IN A SINGLE APPLICATION;

A FAST AND ACCURATE PIEZO BITE REGISTRATION DATA CAPTURE WAFER.

ALTERNATIVELY, WE'RE DEVELOPING AN ELECTRONIC vBITE SENSOR TO ACCURATELY CAPTURE THE POSITIONAL MOVEMENT OF TEETH DURING TREATMENT, SENDING DATA IN REAL-TIME TO OUR AI PLATFORM.

AND, A GAMIFIED PATIENT-FACING APP TO REDUCE BURNOUT.

WHILE SEVERAL WELL-KNOWN CLEAR ALIGNER BRANDS EXIST, NONE OF THEM HAVE OUR PATENT-PENDING TECHNOLOGY

SOLUTIONS THAT:

SIGNIFICANTLY REDUCES THERAPY REVISIONS, REDUCING CHAIR TIME BY MORE THAN 3.5 DENTIST VISITS;

LOWERS THERAPY-INDUCED PROBLEMS BECAUSE OF EARLY DETECTION;

DECREASES THERAPY TREATMENT TIME, REQUIRING FEWER ALIGNERS TRAYS;

REDUCES PATIENT BURNOUT AND LOWERS PATIENT EXPENSES WHILE GENERATING MORE REVENUE FOR DENTISTS;

RESULTING IN THERAPY OUTCOMES THAT ARE MORE PREDICTABLE AND MORE RELIABLE.

WE HAVE FOUR PATENTS PENDING AND ARE CURRENTLY COMPLETING OUR FDA 510K CLEARANCE APPLICATIONS;

THIS FUNDING WILL FINALIZE OUR PRODUCT PROTOTYPES FOR BETA TESTING WITH AN EXPECTED LAUNCH EARLY IN 2025;

THIS IS A GLOBAL OPPORTUNITY.

I WELCOME YOUR INVESTMENT IN ALIGNERAI.

FOLLOWED BY FDA ACKNOWLEDGEMENT DISCLAIMER.

Sources:

(1) The Source (https://www.novaoneadvisor.com/report/us-clear-aligners-market) identifies growth at 30.7% CAGR year over year from 2023 to 2032. This was used to identify an overall growth as opposed to a CAGR in the original Pitch Deck for AlignerAi, there was a reference to the industry growing at more that 700% in this time. Hence, 700%. The actual growth, if this report is on track is around 1300%. Over 10 years at 30% - CAGR $3.9BN moves to over $40BN. I do not know how right these considerations are, and there are many different conclusions out there, but if you use the figures identified in the article ($3.9BN at 30.7% CAGR) the rise will be more than 700%. I am reluctant to say 1300% but I can. I can add the word 'more' to the 700 or I can day 1300%?

(2) The Source: (https://pubmed.ncbi.nlm.nih.gov/36539316/) Identifies 6%.

(3) Source: (https://pubmed.ncbi.nlm.nih.gov/35305889/) Source shows that 74% have molar intrusion – a therapy induced problem.

(4) Burnout is described as a range of issues that cause a Patient to either stop wearing Aligners altogether or to significantly reduce aligner use time or the therapy is not working. Burnout indicates therapy suffers because patients are not wearing or reduce the time they wear Aligners to a poor compliance level 25.7%. The 30% (now 25.7%) is from Drs Anil and Fay on observations of therapy outcomes and includes the 17.2% that have to move to wires and braces. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8303492/

(5) (https://pubmed.ncbi.nlm.nih.gov/36539316/) Citing that 17.2% switched from Aligners to Braces.

Other Sources:

1. The growth of the Industry by 2032:

https://www.novaoneadvisor.com/report/us-clear-aligners-market

2. Statistics based on studies:

JOURNAL OF AMERICAN DENTISTRY - AJO-DO

https://jada.ada.org/article/S0002-8177(14)62454-5/abstract

3. Benefits of Monitoring Aligner Therapy outcomes:

Hansa et al AJO-DO

https://www.researchgate.net/profile/Donald-Ferguson-3/publication/349170690_Outcomes_of_clear_aligner_treatment_with_and_without_Dental_Monitoring_A_retrospective_cohort_study/links/6096950d458515d31505dc06/Outcomes-of-clear-aligner-treatment-with-and-without-Dental-Monitoring-A-retrospective-cohort-study.pdf

4. Benefits of Remote Monitoring Aligner Therapy:

Herrera, 2023

https://decisionsindentistry.com/article/guest-editorial-remote-monitoring-in-orthodontic-treatment/#:~:text=By%20using%20digital%20technology%20to,conflicts%20of%20interest%20to%20disclose

5. Our consideration of more predictable and more reliable therapy outcomes comes from studies of Monitoring. https://decisionsindentistry.com/article/guest-editorial-remote-monitoring-in-orthodontic-treatment/#:~:text=By%20using%20digital%20technology%20to,conflicts%20of%20interest%20to%20disclose

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:56 PM 05/13/2024
FILED 01:56 PM 05/13/2024
SR 20242069481 - File Number 3156599

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ALIGNERAI INC.

AlignerAI Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on February 23, 2024. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Company's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is AlignerAI Inc. (the "**Corporation**").

Article II

The address of the registered office of the Company in the State of Delaware is 2140 S Dupont Highway, in the City of Camden, Kent County County, Delaware 19934. The name of its registered agent at such address is Rocket Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engaged in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

This corporation is authorized to issue only one class of shares of stock designated as common stock; and the total number of shares which this corporation is authorized to issue is Fourteen Million Three Hundred Thousand (14,300,000), par value $.0001 per share.

Simultaneously with the effective date of this Amendment, each one (1) share of Common Stock issued and outstanding immediately prior to the effective date of the filing of this Amendment to Certificate of Incorporation is hereby split, subdivided and changed into Ten (10) fully paid and nonassessable shares of Common Stock.

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article V shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article V becomes effective.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article VIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of April 23, 2024.



4/22/2024

Anil Chowdhary, Chief Executive Officer

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
          %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1._____ <u>Note Subscription</u>.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering").   Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Purchase Procedure</u>.

(a)   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow arrangements.</u> Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c)   <u>Special provisions for cryptocurrency payments</u>. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be

3

subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) <u>Transfers upon challenged transactions</u>. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Capital LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Capital LLC without any further action by Subscriber or the payment of any fee therefor.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of February 23, 2024 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. RNB Capital LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation.   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i)   To the Company;

    (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii)   As part of an offering registered under the Securities Act with the SEC; or

    (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that either:

    (i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   <u>Company Information</u>.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities.   Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.   Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   <u>Domicile</u>.   Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   <u>Foreign Investors</u>.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities.   Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   <u>Revisions to Manner of Holding.</u>

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities.   Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. **Indemnity**.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. **Governing Law; Jurisdiction**. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT

IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted on %%NOW%%.

%%NAME_OF_ISSUER%%
By:
%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2024- CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on July 1st, 2026 (the "Maturity Date").

2. **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   **Conversion; Repayment Premium Upon Sale of the Company.**

(a)   In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 75% of the per share price paid by the Investors or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. **Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $10,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5. **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. **Default.** In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
>
> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
>
> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
>
> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
>
> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
>
> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
>
> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. **Governing Law.** This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.   **Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   **Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12.   **Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   **Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

14.   **Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

%%NAME_OF_ISSUER%%:
By:_____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]